Patria Latin American Opportunity Acquisition Corp.

18 Forum Lane, 3rd floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

February 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Cara Wirth

Dietrich King

Re:	Patria Latin American Opportunity Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-254498)

Ladies and Gentlemen:

Reference is made to the letter to you dated February 22, 2022 (the “Acceleration Request”), which was sent by Patria Latin American Opportunity Acquisition Corp. (the “Company”), to request that the Company’s Registration Statement on Form S-1 (File No. 333-254498) be declared effective at 4:30 p.m., Eastern Time, on February 24, 2022, or as soon thereafter as practicable. We now respectfully withdraw the Acceleration Request.

Please do not hesitate to contact Manuel Garciadiaz of Davis Polk & Wardwell LLP at (212) 450-6095 with any questions or comments with respect to this letter.

Sincerely,

Patria Latin American Opportunity Acquisition Corp.

By:	/s/ José Augusto Gonçalves de Araújo Teixeira
Name: José Augusto Gonçalves de Araújo Teixeira
Title: Chief Executive Officer

Via EDGAR

CC:	Manuel Garciadiaz, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP